宇信易诚
Yucheng Technologies Limited

December 22, 2008

Mail Stop 4561
United States Securities and
Exchange Commission
Washington, D.C. 20549
Attention: Kari Jin, Esq.

Re: Yucheng Technologies Limited
Form 20-F for the fiscal year ended December 31, 2007
Filed May 5, 2008
File No. 1-33134

Dear Ms. Jin:

The company, Yucheng Technologies Limited, requests a response date of January 20, 2009, to the letter of the Staff of the SEC dated November 13, 2008. The request for additional time is because of the impending Christmas, New Years and Chinese New Years holiday periods in the United States and China and the review process of our external auditors.

For future communications, the best fax number to use to contact Mr. Remington Hu, the Chief Financial Officer and the undersigned is 86 10 59137800, and the telephone number for the undersigned is 86 10 59137888. It may also help to send a copy of your correspondence to our counsel in the United States, Mr. Andrew Hudders, Golenbock Eiseman Assor Bell & Peskoe, LP, 437 Madison Avenue, 40th Floor, New York, New York 10022, Tel- 212-907-7349 and Fax 212-754-0330.

Thank you very much.

Sincerely

Remington Hu,
CFO

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